UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒                        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File Number:	0-15950 (First Busey Corporation)
33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Busey Corporation Profit Sharing Plan and Trust

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Busey Corporation

100 W. University Avenue

Champaign, Illinois 61820

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2014 and 2013

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

Champaign, Illinois

FINANCIAL STATEMENTS

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Employee Benefits and Compensation Committee

First Busey Corporation Profit Sharing Plan and Trust

Champaign, Illinois

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Peoria, Illinois

June 24, 2015

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013

ASSETS
Participant directed investments	$88,622,747	$84,568,801
Cash	39,686	45,114

Receivables:
Employers’ contributions	1,450,000	1,400,083
Notes receivable from participants	1,194,938	1,102,833
Total receivables	2,644,938	2,502,916

NET ASSETS AVAILABLE FOR BENEFITS	$91,307,371	$87,116,831

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$496,155
Interest and dividends on investments	4,752,166
Total investment income	5,248,321

Interest income from notes receivable from participants	36,504

Contributions:
Employers	2,889,893
Participants	2,806,581
Participant rollovers	347,713
Total contributions	6,044,187

Total additions	11,329,012

Deductions from net assets attributed to:
Benefits paid to participants	7,106,862
Administrative expenses	31,610

Total deductions	7,138,472

Net increase	4,190,540

Net assets available for benefits:
Beginning of year	87,116,831

End of year	$91,307,371

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries (“the Employers”).  Employees are eligible at age 21 to make salary deferrals and receive matching contributions.  Employees are eligible for the employer profit sharing contribution at age 21 and after completion of one year of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute a percentage of their pretax and after tax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code.  Participants may also contribute amounts representing distributions from other qualified plans.  Eligible participants may also make catch-up contributions to the Plan.

The Employers’ contributions to the Plan are determined annually by the Board of Directors.  The Employers make safe harbor matching contributions to the Plan equal to a percentage of the first 5% (100% on the first 3% and 50% on the next 2%) of total compensation that a participant contributes to the Plan.  The Employers may also make profit sharing contributions as determined by the Board of Directors each year.  Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of the Employers’ contributions and the Plan’s earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings, participant contributions, or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Any discretionary profit sharing contributions will be allocated to the Plan in the following year, prior to the due date of the corporate tax return.

Vesting:  Participants are immediately vested in their voluntary contributions, the Employers’ safe harbor matching contributions, and the respective plan earnings on those contributions.

Vesting in the Employers’ profit sharing contributions portion of their accounts is based on years of continuous service.  A participant is 100% vested after five years of credited service.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

Notes Receivable from Participants:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, from any source except profit sharing or Roth.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate.  Loans must be repaid in five years unless the proceeds are used to acquire a primary residence, which then must be repaid in a term established at the time of the loan. Interest rates are fixed over the term of the loan.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits:  Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account.  Participants whose vested account balance is under $5,000 are paid through a single lump sum amount or a rollover into an IRA.  Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

Forfeitures:  The non-vested portion of terminated participants’ accounts plus earnings thereon are forfeited.  Annually, forfeitures are reallocated to participant accounts.  Forfeitures for nonvested account balances as of December 31, 2014 and 2013 were approximately $39,000 and $45,000, respectively.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan have been prepared using the accrual basis of accounting.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results may differ from those estimates.

Cash:  Cash is recorded at cost, which approximates fair value and includes forfeited nonvested account balances.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits:  Benefits are recorded when paid.

Expenses:  Expenses of maintaining the Plan are paid through a revenue sharing account, which are excluded from these financial statements.  Fees left, if any, are deducted from Plan assets.  Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Concentration:  At both December 31, 2014 and 2013, approximately 7% of the Plan’s investment assets were invested in First Busey Corporation common stock.

Notes Receivable from Participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Reclassifications:  Certain amounts in the 2013 financial statements have been reclassified to conform with the 2014 presentation.  These reclassifications do not affect net assets available for benefits as previously reported.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events:  The Plan has evaluated subsequent events through June 24, 2015, the date that the financial statements were issued.

NOTE 3 - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets at December 31:

	2014	2013

Investments at fair value as determined by quoted market price:
First Busey Corporation Stock Fund	$5,516,654	$4,985,966
The Bancorp Bank Master Demand Account	4,765,651	5,454,314
Shares of mutual funds:
American Funds Growth Fund of America	11,536,439	11,051,796
American Funds Income Fund of America	5,241,706	4,902,888
Schwab S&P 500 Index Fund	11,302,324	10,172,516
Thornburg International Value Fund (Class I)	9,777,583	10,092,508
PIMCO Total Return Fund (Class D)	16,137,489	15,505,605
American Beacon Large Cap Value Fund	5,131,645	4,928,747

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common stock and stock fund	$862,410
Mutual funds	(366,255)

$496,155

During 2014, the Plan sold or distributed shares in the common stock and stock fund for a realized gain of $22,135.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets:

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Stock fund:  Valued at a “unitized” value which moves in direct relationship to First Busey Corporation stock.

Master demand account: Valued at the NAV of units held by the Plan at year end. NAV is equal to $1.00, and individual participant accounts are FDIC-insured up to $250,000.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds:
Equity funds	$51,816,215	$—	$—	$51,816,215
Fixed income funds	18,224,693	—	—	18,224,693
Balanced funds	7,324,701	—	—	7,324,701
	77,365,609	—	—	77,365,609
Common stocks and stock fund	6,491,487	—	—	6,491,487
Master Demand Account	4,765,651	—	—	4,765,651

Total assets at fair value	$88,622,747	$—	$—	$88,622,747

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Equity funds	$50,441,892	$—	$—	$50,441,892
Fixed income funds	17,251,454	—	—	17,251,454
Balanced funds	5,436,165	—	—	5,436,165
	73,129,511	—	—	73,129,511
Common stocks and stock fund	5,984,976	—	—	5,984,976
Master Demand Account	5,454,314	—	—	5,454,314

Total assets at fair value	$84,568,801	$—	$—	$84,568,801

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others.  Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are paid to parties-in-interest. Other fees to parties-in-interest were paid from revenue sharing and plan expense reimbursement funds.

The Plan held the following assets with parties-in-interest at December 31:

		2014	2013

Schwab Investments	S&P 500 Index Fund	$11,302,324	$10,172,516
Schwab Investments	Cash	39,686	45,114
First Busey Corporation	Common stock	974,833	999,010
First Busey Corporation	Stock Fund	5,516,654	4,985,966
Participants	Notes receivable	1,194,938	1,102,833

Certain administrative functions are performed by officers or employees of the Employers.  No such officer or employee receives compensation from the Plan.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 6 - INCOME TAX STATUS

The Employers have adopted a non-standardized prototype plan designed by Benefit Planning Consultants Inc.  The Internal Revenue Service (IRS) has determined and informed Benefit Planning Consultants Inc. by a letter dated March 31, 2008, that their prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has not requested its own determination letter from the IRS.  The Plan has been amended since Benefit Planning Consultants Inc. received the determination letter, but the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.  Therefore, no provision for income taxes is included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 8 - PENDING BENEFIT PAYMENTS

At December 31, 2014 and 2013, there were approximately $0 and $43,000, respectively, in net assets available for benefits that were pending payments.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

		Common stock and stock fund:
*	First Busey Corporation	Stock Fund	#	$5,516,654
*	First Busey Corporation	Common stock	#	974,833
				6,491,487
		Mutual funds:
	American Funds	Growth Fund of America	#	11,536,439
	American Funds	Income Fund of America	#	5,241,706
*	Schwab Investments	S&P 500 Index Fund	#	11,302,324
	Thornburg Funds	International Value Fund (Class I)	#	9,777,583
	PIMCO Funds	Total Return Fund (Class D)	#	16,137,489
	American Beacon	Large Cap Value Fund	#	5,131,645
	Acadian Funds	Emerging Markets	#	2,312,567
	Federated	Ultrashort Bond	#	2,087,204
	T. Rowe Price	Mid-Cap Growth	#	4,249,673
	T. Rowe Price	Retirement Fund 2010	#	358,945
	T. Rowe Price	Retirement Fund 2020	#	1,724,051
	T. Rowe Price	Retirement Fund 2030	#	2,197,747
	T. Rowe Price	Retirement Fund 2040	#	1,800,475
	T. Rowe Price	Retirement Fund 2050	#	488,380
	RidgeWorth	RidgeWorth Small Cap Value Equity I	#	3,019,381
				77,365,609

		Interest-bearing cash:
	The Bancorp Bank	Master Demand Account	#	4,765,651

		Notes receivable from participants:
*	Participant loans	Interest rates ranging from 3.25% to 8.25% and maturities ranging from April 2015 to September 2034	$—	1,194,938
				$89,817,685

* Represents a party-in-interest transaction.

# Investments are participant-directed; therefore, cost information is not disclosed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

By:	/s/ Donna Green

	Name:	Donna Green

	Title:	Executive Vice President and Senior Managing Director, Busey Wealth Management

Date:      June 24, 2015

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of CliftonLarsonAllen LLP